UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Aradigm Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    038505301
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                                 (CUSIP Number)

                                 Mark Goldstein
                     First Eagle Investment Management, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 18, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]


                         (Continued on following pages)

                               (Page 1 of 10 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 2 OF 10 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Investment Management, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                61,712,652
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     61,712,652
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            61,712,652

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.46% (1)
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    14      TYPE OF REPORTING PERSON*

            IA
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(1) Assumes that there are 137,778,964 shares of common stock of Aradigm Corp.
outstanding, based on information provided by Aradigm Corp.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 3 OF 10 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Value in Biotechnology Master Fund, Ltd.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
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                         7      SOLE VOTING POWER

                                31,276,465
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     31,276,465
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            31,276,465

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.36% (1)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
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(1) Assumes that there are 137,778,964 shares of common stock of Aradigm Corp.
outstanding, based on information provided by Aradigm Corp.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 4 OF 10 PAGES
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ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the common stock (the "Common Stock") of Aradigm Corp. (the "Issuer"). The principal executive office of the Issuer is located at 3929 Point Eden Way, Hayward, California 94545. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by First Eagle Value in Biotechnology Master Fund, Ltd., a Cayman Islands company ("FEVIBMF"). First Eagle Investment Management, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 ("FEIM"), is the investment adviser to FEVIBMF, as well as to 21 April Fund, Ltd., a Cayman Islands company, 21 April Fund, L.P., a Delaware limited partnership, DEF Associates N.V., a Netherlands Antilles company, and various other fiduciary accounts. FEIM is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("ASB"). No shares of Common Stock are held directly by ASB. Each of FEVIBMF and FEIM are referred to herein as a "Reporting Person" or collectively as "Reporting Persons."

(b) The principal business address of each of the Reporting Persons is 1345 Avenue of the Americas, New York, New York 10105.

(c) The principal business of FEIM consists of investment management.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 5 OF 10 PAGES
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ITEM 4      PURPOSE OF TRANSACTION.

Securities Purchase Agreement

On June 18, 2010, FEVIBMF and the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") pursuant to which FEVIBMF agreed to acquire from the Issuer an aggregate of 9,716,704 shares of Common Stock, 2,107,620 of which represent shares of Common Stock underlying warrants (the "Warrant Shares") that are exercisable upon shareholder approval, which is expected to occur within 60 days from the transaction date, at a purchase price of $0.1184 per share at a closing on June 21, 2010 (the "Closing"). The source of funds for the purchase at the Closing was the working capital of FEVIBMF.

Registration Rights Agreement

In connection with the Purchase Agreement, FEVIBMF entered into a Registration Rights Agreement, dated June 21, 2010 (the "Registration Rights Agreement"), with the Issuer. The Registration Rights Agreement provides that the Issuer will file a registration statement to cover the resale of the shares of Common Stock and the Warrant Shares held by FEVIBMF by July 21, 2010. The failure on the part of the Issuer to satisfy the deadlines set forth in the Registration Rights Agreement may subject the Issuer to payment of certain monetary penalties. Under the terms of the Registration Rights Agreement, the Issuer is obligated to maintain the effectiveness of one or more registration statements until all securities covered therein are sold or otherwise can be sold pursuant to Rule 144 without any restrictions. Under the Registration Rights Agreement, if there is not an effective registration statement covering all of the Registrable Securities (as defined in the Registration Rights Agreement) or the prospectus contained therein is not available for use and the Issuer files a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933, as amended (the "Securities Act"), of any of its equity securities, FEVIBMF will have the right to include its shares in the registration statement, subject to customary exceptions.

In addition, pursuant to the terms of the Purchase Agreement, the Issuer has agreed, among other things, not to file any other registration statement (other than any registration statement on Form S-8) until the Common Shares and the Warrant Shares are covered by an effective registration statement or freely salable under Rule 144 under the Securities Act.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement (collectively, the "Agreements") do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 6 OF 10 PAGES
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Additional Disclosure

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of its business because they believed that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Reporting Persons' investment in the shares of Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) Any action similar to any of those enumerated above.

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CUSIP NO.      038505301            SCHEDULE 13D             PAGE 7 OF 10 PAGES
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ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

(a)-(b) FEVIBMF may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to have sole power to direct the voting and disposition of 31,276,465 shares of Common Stock, 2,107,620 of which represent Warrant Shares underlying warrants that are exercisable upon shareholder approval, which is expected to occur within 60 days from the transaction date, representing approximately 22.36% of the 137,778,964 shares of Common Stock outstanding, based on information provided by the Issuer.

FEIM may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to have sole power to direct the voting and disposition of 61,712,652 shares of Common Stock, 4,215,239 of which represent Warrant Shares underlying warrants that are exercisable upon shareholder approval, which is expected to occur within 60 days from the transaction date, representing approximately 43.46% of the 137,778,964 shares of Common Stock outstanding, based on information provided by the Issuer.

(c) Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Securities Purchase Agreement by and among the Issuer and the Buyers identified therein, dated June 18, 2010 (incorporated by reference to Exhibit
10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2010).

Exhibit 3: Registration Rights Agreement by and among the Issuer and the Buyers identified therein, dated June 21, 2010 (incorporated by reference to Exhibit
10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2010).

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CUSIP NO.      038505301              SCHEDULE 13D           PAGE 8 OF 10 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 28th day of June, 2010.


                                      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


                                      FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER
					 FUND, LTD.

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Authorized Person

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CUSIP NO.      038505301             SCHEDULE 13D            PAGE 9 OF 10 PAGES
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EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Securities Purchase Agreement by and among the Issuer and the Buyers identified therein, dated June 18, 2010 (incorporated by reference to Exhibit
10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2010).

Exhibit 3: Registration Rights Agreement by and among the Issuer and the Buyers identified therein, dated June 21, 2010 (incorporated by reference to Exhibit
10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2010).

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CUSIP NO.      038505301             SCHEDULE 13D           PAGE 10 OF 10 PAGES
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Exhibit 1

		JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: June 28, 2010

				      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


                                      FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER
					 FUND, LTD.

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Authorized Person
